Alliance World Dollar Government Fund, Inc.	Exhibit 77C
811-07108

77C - Matters submitted to a vote of security holders

A Special Meeting of Shareholders of Alliance World Dollar
Government Fund, Inc. ("AWDGF") was held on March 25, 2004. A description of each proposal and number of shares voted at the meeting are as follows:




							Shares			Shares
							Voted For			Withheld

To elect four Directors
of AWDGF for a term of
two or three years and
until his or her
successor is duly
elected and qualifies.

David H. Dievler					7,874,973			55,649

Clifford L. Michel				7,884,025			46,597

Donald J. Robinson				7,880,873			49,749

Marc O. Mayer					7,881,250			49,372